One CDW Way 200 N. Milwaukee Avenue Vernon Hills, IL 60061 Phone: 847.465.6000 Fax: 847.465.6800 Toll-free: 800.800.4239 CDW.com

April 22, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William H. Thompson, Accounting Branch Chief

Ta Tanisha Meadows, Staff Accountant

Re:	CDW Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

File No. 1-35985

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (the “Company”), is writing to respond to the comments raised in the letter to the Company, dated April 9, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.	We note that you aggregate three operating segments which do not meet the quantitative thresholds in ASC 280-10-50-12. Please tell us why these operating segments have similar economic characteristics and share a majority of the aggregation criteria in ASC 280-10-50-11. Please refer to ASC 280-10-50-13.

Response: The Company has two reportable segments: Corporate, which is comprised primarily of business customers, and Public, which is comprised of government entities and education and healthcare institutions. The Company also has three other operating segments, CDW Advanced Services, Canada and Kelway, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other.”

ASC 280-10-50-14 states that additional operating segments need to be identified as reportable segments (even if they do not meet the criteria in paragraph ASC 280-10-50-12) until at least 75% of total consolidated revenue is included in reportable segments. The Corporate and Public reportable segments combined represent over 90% of the total consolidated revenue for all three years presented in the 10-K. Since the Company meets the 75% revenue threshold in ASC 280-10-50-14, the immaterial operating segments, which do not individually meet the reportable segment quantitative thresholds specified in ASC 280-10-50-12, are combined and disclosed, pursuant to ASC 280-10-50-15, in an “Other” category separate from other reconciling items in the reconciliation required by paragraphs ASC 280-10-50-30 through 50-31.

Key Business Metrics, page 34

2.	We note that you exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner from Adjusted EBITDA. We also note your disclosure that adjusted EBITDA provides helpful information as it is the primary measure used in certain financial covenants contained in your credit agreements. Please include a discussion of: (a) the materiality of the credit agreements and the covenants; (b) the amount or limit required for compliance with the covenant; and (3) the reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Please refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on the Division’s website at http://www.sec.gov/divisions/corpfin/faqs/nongappfaq.htm.

Response: The Company submits that Adjusted EBITDA is a primary measure used in certain key covenants and definitions contained in the credit agreement governing the Company’s Senior Secured Term Loan Facility (the “Term Loan”), as discussed in more detail below.

Adjusted EBITDA is a significant input in the determination of the Total Net Leverage Ratio, which is calculated as the ratio of (i) total debt at period-end excluding any unamortized discount and/or premium, less cash and cash equivalents, to (ii) Adjusted EBITDA for the trailing twelve months. The interest rate applicable to the Term Loan and the Company’s ability to incur additional indebtedness and make restricted payments are based upon the Total Net Leverage Ratio. As disclosed in Note 7 to the Consolidated Financial Statements included in the 10-K, the Company’s Total Net Leverage Ratio was 3.1 and the interest rate under the Term Loan was 3.25% at December 31, 2014.

In addition, Adjusted EBITDA is a significant input in the calculation of Excess Cash Flow in the Term Loan. Excess Cash Flow is defined as Adjusted EBITDA plus certain other adjustments as set forth in the Term Loan. If the Total Net Leverage Ratio exceeds certain levels, the Company is obligated to make a prepayment on the Term Loan (either 25% or 50% of the Excess Cash Flow). Excess Cash Flow is also a significant input in determining the amount of restricted payments permitted under the Term Loan (such as dividends, share repurchases and investments not otherwise permitted under the Term Loan).

The Company was in full compliance with the covenants under the Term Loan at December 31, 2014 and believes the likelihood of non-compliance is remote.

In response to the Staff’s comment, the Company is providing the Staff with sample disclosure, set forth below, to provide additional information regarding Adjusted EBITDA being a primary measure used in certain key covenants and definitions in the Term Loan. The Company proposes to include disclosure substantially similar to the sample disclosure below in future filings with the SEC.

“Adjusted EBITDA is the primary measure used in certain key covenants and definitions contained in the credit agreement governing the Company’s Senior Secured Term Loan Facility (the “Term Loan”), including the excess cash flow payment provision, the restricted payment covenant and the net leverage ratio. These covenants and definitions are material components of the Term Loan as they are used in determining the interest rate applicable to the Term Loan, the Company’s ability to make certain investments, incur additional debt, and make restricted payments, such as dividends and share repurchases, as well as whether the Company is required to make additional principal prepayments on the Term Loan beyond the quarterly amortization payments. At March 31, 2015, the amount of cumulative consolidated net income free of restrictions under the Term Loan (“Restricted Payment Capacity”) was $XX million. The Company was in full compliance with the covenants under the Term Loan agreement at March 31, 2015. Refer to Note X to the Consolidated Financial Statements for further discussion.”

Critical Accounting Policies, page 54

3.	Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its applicable over time. Please revise to include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results in Operations in Release No 34-48960.

Response: The Company has defined its critical accounting policies as those that are both important to the presentation of the consolidated financial statements and require significant or complex judgments and estimates on the part of management. Based on this definition, the Company has identified both critical accounting policies and estimates. These estimates have been based on the Company’s historical experience and have not historically required significant management judgment. The Company’s actual results have not differed materially from the Company’s estimates, nor has the Company historically made significant changes to the methods for determining these estimates. The Company does not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future.

The Company acknowledges that the assumptions used in the quantitative goodwill impairment assessment differ from the other accounting estimates and related assumptions because they require significant management judgment as they are forward looking rather than based on historical experience.

The Company performed a quantitative goodwill impairment assessment for the year ended December 31, 2014 which required judgmental assumptions to estimate the fair value of each reporting unit. The estimated fair value of each of the reporting units substantially exceeded their recorded carrying values at December 31, 2014, as disclosed in Note 4 to the Consolidated Financial Statements included in the 10-K. Therefore, the Company does not believe it is likely that significant changes in these estimates and assumptions would have had a material impact to the Company’s financial statements.

In response to the Staff’s comment, the Company is providing the Staff with sample disclosure set forth below to explain the various assumptions used in the goodwill impairment assessment. The Company proposes to include disclosure substantially similar to the sample disclosure below in future filings with the SEC to the extent material.

“The Company performed its annual evaluation of goodwill as of December 1, 2014 by utilizing a quantitative assessment for all reporting units. To determine the fair value of the reporting units, the Company used a 75%/25% weighting of the income approach and market approach, respectively. Under the income approach, the Company estimated future cash flows of each reporting unit based on internally generated forecasts for the remainder of 2014 and the next six years. The Company used a 3.5% long-term assumed consolidated annual revenue growth rate for periods after the six-year forecast. The estimated future cash flows for the Corporate and Public reporting units were discounted at 9.0%; cash flows for the Canada and CDW Advanced Services reporting units were discounted at 9.3% and 11.5%, respectively, based on the future growth rates assumed in the discounted cash flows. Discount rates utilized during the 2014 goodwill evaluation declined compared to those used in 2013 as a result of the market performance of the Company’s common stock and a lower equity risk premium with the exception of CDW Advanced Services. The discount rate for CDW Advanced Services increased to account for additional forecast risk.

All reporting units passed the first step of the goodwill evaluation (with the fair value exceeding the carrying value by 169%, 147%, 276% and 78% for the Corporate, Public, Canada and CDW Advanced Services reporting units, respectively) and, accordingly, the Company was not required to perform the second step of the goodwill evaluation. The estimated fair value of the Company’s reporting units substantially exceeds the recorded carrying value. Therefore, it is not reasonably likely that significant changes in these estimates would occur that would result in an impairment charge related to these assets.”

Additionally, the Company is providing the Staff with sample disclosure set forth below for accounting estimates other than the accounting estimates related to goodwill. The Company proposes to include disclosure substantially similar to the sample disclosure below in future filings with the SEC to the extent material.

“These estimates have been based on the Company’s historical experience and have not historically required significant management judgment. The Company’s actual results have not differed materially from the Company’s estimates, nor has the Company historically made significant changes to the methods for determining these estimates. The Company does not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future.”

Finally, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (847) 968-0610.

Sincerely,

/s/ Ann E. Ziegler

Ann E. Ziegler
Senior Vice President and Chief Financial Officer (Duly authorized officer, principal financial officer and principal accounting officer)

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